

July 15, 2011

Terry R. Goodemote
Senior Vice President, Treasurer and
Chief Financial Officer
Arrow Financial Corporation
250 Glen Street
Glens Falls, NY 12801

> **Re: Arrow Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed June 29, 2011**
> **File No. 333-175236**

Dear Mr. Goodemote:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed June 29, 2011

General

1. Please revise to include on the prospectus cover page all of the information required by Item 501(b) of Regulation S-K. We note the disclosure under "Prospectus Summary."

10. What additional information about the Company is available?

2. Please revise to clarify that you are incorporating by reference all filings filed by the registrant pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement. Alternatively, confirm that you will file a pre-effective amendment to incorporate Exchange Act reports filed prior to effectiveness. We note the disclosure that "all documents filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date

hereof and prior to the termination of the offering of shares under this Prospectus will be incorporated by reference into this Prospectus."

Exhibit 5.1

3. Counsel has not specified to which jurisdiction it is opining. Please arrange for counsel to revise its opinion to specify that its opinion pertains to the corporate laws of the jurisdiction of incorporation.

4. We note the penultimate paragraph. The opinion must speak as of the date of effectiveness. Please arrange for counsel to revise accordingly or confirm that you will refile the opinion on the date of effectiveness.

5. We note the first sentence in the last paragraph. Counsel may limit reliance on the opinion with regard to purpose, but not person. Please arrange for counsel to revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Staff Attorney

cc: Thomas B. Kinsock
        Thompson Coburn LLP